June 28, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions, Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Julia E. Griffith, Special Counsel

Re:	ev3 Inc.

Schedule TO-T

Filed June 11, 2010

by Covidien Group S.a.r.l. and

COV Delaware Corporation

File No. 5-80819

Ladies and Gentlemen:

On behalf of Covidien Group S.a.r.l. (“Parent”) and COV Delaware Corporation (“Purchaser”), in connection with the Schedule TO-T originally filed by Parent and Purchaser on June 11, 2010, as amended (the “Schedule TO-T”) with the Securities and Exchange Commission (the “Commission”), set forth below are Parent’s and Purchaser’s responses to the comment letter dated June 23, 2010 (the “Comment Letter”) from the Staff of the Commission (the “Staff”). Concurrently herewith, Parent and Purchaser have filed Amendment No. 3 (the “Amendment”) to the Schedule TO-T, which reflects our response to comments raised by the Staff.

For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO-T and the Amendment. In preparing this response on behalf of Parent and Purchaser, we have relied, without independent verification, upon information provided by Parent and Purchaser as to matters of fact.

Schedule TO

1.

In your Schedule TO, you indicate that Covidien intends to fund the purchase price through contributions by its parent or one of the parent’s affiliates. Rule 14d-1(g)(2) defines the term “bidder” as any person who makes a tender offer or “on whose behalf a tender offer is made.” See “Identifying the Bidder in a Tender Offer” in Section IID.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our Web site at www.sec.gov. Tell us what consideration you have given to identifying Covidien International Finance S.A, as a bidder, and explain why you chose not to include the financing entity in your Schedule TO. We note that Covidien International

Finance S.A. has secured and guaranteed the commitment letter for the funds that may be used to pay for a portion of Shares tendered.

Parent & Purchaser Response: Purchaser is an acquisition vehicle formed for the purpose of making the Offer and consummating the Merger with ev3, Inc. (“ev3”), and is a wholly owned direct subsidiary of Parent. Parent is an established entity that owns operating subsidiaries that, on March 26, 2010, had total assets of $15.5 billion, and, for the fiscal year ended September 25, 2009, generated revenue of $10.7 billion. Based on the Commission’s guidance, ordinarily an entity further up the chain of ownership from such a company is not considered a “bidder.” Covidien International Finance S.A. (“CIFSA”) is a financing vehicle, the primary asset of which (other than intercompany loan receivables) is the stock of Parent. While CIFSA issued debt, the proceeds of which are expected to be contributed to finance a portion of the purchase price in the Offer, there is no financing condition to the consummation of the Offer or the Merger. CIFSA is not a party to the Merger Agreement, CIFSA played no role in initiating or negotiating the Merger Agreement, and CIFSA does not control the terms of the Offer. There is no material information about CIFSA that has not been disclosed that would impact the decision of ev3 stockholders to tender shares into the Offer. Based on the foregoing, Parent and Purchaser concluded that the Offer was not made on behalf of CIFSA, and, therefore, Parent and Purchaser do not believe CIFSA should be considered a “bidder” under Rule 14d-1(g)(2).

Offer to Purchase

Summary Term Sheet, page iii

2.	You disclose in Section 4 of your offer, “Acceptance for Payment and Payment” that you expect to pay for shares “promptly” in keeping with Rule 14e-1(c). However, under “When and how will I be paid for my tendered Shares?” you state that you will accept the shares “as promptly as practicable after we are legally permitted to do so under applicable federal state, local or foreign law…” Please revise to confirm that you will pay for the shares promptly, and confirm your understanding that all conditions other than regulatory approvals must be satisfied or waived prior to the expiration of the offer. As you know, applicable state, foreign and local laws do not constitute regulatory approvals.

Parent & Purchaser Response: Parent and Purchaser have amended the disclosure in response to the Staff’s comment. Please see Items 1 and 4 of the Amendment.

The Tender Offer

Source of and Amount of Funds, page 15

3.	We note that you intend to finance the transaction through the Debt Commitment Letter, Confirm your understanding that you are required to file the loan agreement and describe the terms of the Facility when they have been finalized. See Items 1007(d) and 1016(b) of Regulation M-A.

Parent & Purchaser Response: Parent and Purchaser note that CIFSA completed a $1.5 billion note offering today, as more fully described in the Registration Statement on Form S-3 and Preliminary Prospectus Supplement filed with the Commission on June 21, 2010, and the Prospectus Supplement filed with the Commission on June 22, 2010. As a result, the transactions contemplated by the Debt Commitment Letter, including finalizing a loan agreement or otherwise entering into the Facility, will not be consummated. Parent and Purchaser have amended the disclosure in light of the completed debt offering. Please see Items 1, 4 and 7 of the Amendment.

4.	Revise your document to include all of the information required by Item 1007(b) of Regulation M-A, stating any alternative plans you have should financing fall through.

Parent & Purchaser Response: As noted above, the financing has been completed.

Contacts and Transactions with ev3, page 21

5.	We note your disclosure that Covidien Group intends to seek to retain certain members of the ev3 management team following the merger, but that no concrete terms have been set with respect to the terms of their future employment or compensation agreements, including with respect to an equity interest in the combined company. See C&DI 201.06 under the Corporation Finance section of our web site at www.sec.gov, noting that a transaction may be subject to Rule 13e-3 even where the terms of management’s participation in the transaction are not finalized. Please provide your analysis on the applicability of Rule 13e-3 under these facts.

Parent & Purchaser Response: Parent and Purchaser do not believe that the transaction with ev3 should be considered a “Rule 13e-3 transaction” as defined in Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following facts form the primary basis for the conclusion that Parent and Purchaser’s acquisition of ev3 would not be a Rule 13e-3 transaction.

Parties

ev3 is a Delaware corporation with common stock traded on the Nasdaq Global Select Market under the symbol “EVVV.” On June 22, 2010, the closing price of a share of ev3 common stock was $22.34, with approximately 114,828,510 shares outstanding, giving it a total equity market capitalization of approximately $2.57 billion. Prior to entering into the Merger Agreement, Parent, Purchaser and their affiliates, and the directors and officers of Parent, Purchaser, and their affiliates, beneficially owned zero (0) shares of ev3 common stock.

Parent and Purchaser are wholly owned subsidiaries of Covidien plc, an Irish company, with ordinary shares that are publicly traded on The New York Stock Exchange under the symbol “COV.” On June 22, 2010, the closing price of a Covidien plc ordinary share was $42.72, with approximately 501,146,181 ordinary shares outstanding, giving it a total equity market capitalization of approximately $21.41 billion.

None of the ev3 directors, the ev3 officers, nor ev3 has publicly reported an ownership position in Covidien plc. ev3 has informed Parent and Purchaser that it believes that ev3 and its directors and officers, to the extent they own any shares, beneficially own, in the aggregate, less than 1% of the outstanding ordinary shares of Covidien plc.

The Transactions

As noted under “Background of the Offer” in Section 11 of the Offer to Purchase for Cash, dated June 11, 2010, as filed as Exhibit (a)(1)(A) of the Schedule TO-T (the “Offer to Purchase”), prior to entering into the Merger Agreement, the parties had no ongoing contractual relationships (other than confidentiality agreements). No director or officer of ev3 is a director or officer of Parent, Purchaser, or their affiliates. No director or officer of Parent, Purchaser, or their affiliates is a director or officer of ev3.

Merger and effects of merger

Purchaser would acquire all of the outstanding ev3 Shares through the Offer and the Merger, pursuant to which holders of ev3 Shares would receive cash equal to $22.50 for each Share tendered or held, as applicable (subject, in the Merger, to stockholders exercising appraisal rights, who would also receive cash payments). In the Offer and in the Merger, no ev3 Shares would convert into equity of Parent, Purchaser, or their affiliates, and no securities convertible into ev3 Shares would convert into any security convertible into any equity of Parent, Purchaser, or their affiliates.

Upon consummation of the Merger, each outstanding option to purchase ev3 Shares (an “ev3 Option”) issued under ev3’s stock plans would be cancelled and would entitle the holder to receive an amount equal to the product of (i) the excess, if any, of $22.50 over the exercise price of each such ev3 Option multiplied by (ii) the number of ev3 Shares issuable upon exercise of the ev3 Option. Upon consummation of the Merger, each outstanding share of restricted stock granted under ev3’s stock plans (“ev3 Restricted Stock”) would be cancelled and converted into the right to receive $22.50 per share. Upon consummation of the Merger, all restricted stock units granted under ev3’s stock plans (“ev3 RSUs”) would vest in full and the ev3 Shares issuable thereunder would be converted into the right to receive $22.50 per share. No current holder of ev3 Options, ev3 Restricted Stock, or ev3 RSUs would have the right to purchase any shares of Parent, Purchaser, or their affiliates, after the consummation of the Merger, due to ownership of ev3 Options, ev3 Restricted Stock, or ev3 RSUs.

Executive officer arrangements

As described under “Contracts and Transactions with ev3” in Section 11 of the Offer to Purchase, Parent, Purchaser, and their affiliates have not entered into any arrangements or understandings with any current ev3 executive officers regarding employment or consultancy with the surviving corporation. It is expected that any current ev3 executive officer that continues employment with the surviving corporation would be employed on reasonable and customary terms similar to his or her present arrangement. The Merger Agreement provides that the officers of Purchaser shall be the officers of the surviving corporation upon completion of the Merger.

Parent or Purchaser board of directors

No director or officer of ev3 has a right, under the Merger Agreement or otherwise, to become a director of Parent, Purchaser, or any of their affiliates, in connection with the Offer or the Merger, and Parent and Purchaser have not discussed with any director or officer of ev3 the possibility that he or she would become a director of Parent, Purchaser, or any of their affiliates in connection with the Offer or the Merger. The Merger Agreement provides that the directors of Purchaser will become the directors of the surviving corporation upon completion of the Merger.

*    *    *

Please be advised that, in connection with the Comment Letter and Purchaser’s responses thereto, Purchaser hereby acknowledges the Staff’s position that (i) Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Purchaser may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (617) 951-7961.

Very truly yours,

/s/ Andrew J. Sung

Andrew J. Sung

Ropes & Gray LLP

Enclosures